August 16, 2018

Via EDGAR

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tesla, Inc. Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 23, 2018 File No. 001-34756

Dear Mr. Shenk:

On behalf of Tesla, Inc. (“Tesla”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 19, 2018, related to Tesla’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”).

In this letter, we have recited each comment from the Staff in italicized, bold type and have followed this with Tesla’s response thereto.

Risk Factors

The unavailability, reduction or elimination of . . ., page 23

1.We note that you expect the phase-out of the $7,500 federal tax credit available in the U.S. for the purchase of qualified electric vehicles such as yours to begin at some point during 2018. If you believe this phase-out could impact the demand for electric vehicles and thus have a material impact on sales, please discuss this change in trend and uncertainty in MD&A in accordance with Item 303(a)(3)(ii) of Regulation S-K.

We respectfully advise the Staff that we have not expected, and currently do not expect, any impact of the scheduled phase-out of the federal tax credit over the course of 2019 on our vehicle demand or sales to be material. Nevertheless, in response to the Staff’s comment, we have included in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Management Opportunities, Challenges and Risks” in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018 (the “Q2 Form 10-Q”) the following discussion of the expected temporary impact on vehicle sales:

“In July 2018, we delivered our 200,000th vehicle in the U.S. Under current regulations, the full $7,500 federal tax credit for the purchase of a qualified electric vehicle will continue to be available only for any of our new vehicles delivered by the end of 2018 in the U.S., and then will be reduced to $3,750 for each vehicle delivered by the end of the second quarter of 2019, then to $1,875 for each vehicle delivered by the end of 2019, then to $0 for each vehicle delivered thereafter. In the near term, we believe this phase-out will pull forward customer orders, before normalizing. In the long run, we do not expect a meaningful impact to our sales in the U.S., as we believe that our vehicles offer a compelling proposition at their full price.”

Tesla, Inc.

3500 Deer Creek Road, Palo Alto, California 94304

Moreover, in future filings, if we believe that the phase-out of the federal tax credit could negatively impact the demand for our electric vehicles and have a material impact on our sales in a manner that is different than such discussion, we will provide appropriate additional disclosure at that time.

Liquidity and Capital Resources, page 56

2. We note that you plan to ramp up production of the Model 3 to produce 5,000 units per week. Please disclose an estimate of the amount of capital necessary to accomplish this goal. See Item 303(a)(1) of Regulation S-K.

We respectfully advise the Staff that we have disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” in the Form 10-K as well as in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 (the “Q1 Form 10-Q”) and the Q2 Form 10-Q our expectations for total capital expenditures in 2018, taking into account the capital costs incurred and to be incurred to produce Model 3 at a rate of 5,000 vehicles per week, which we achieved in the last week of June 2018. Moreover, as of the end of each period covered by these reports, we had already incurred most of the capital costs to achieve such rate of production, and such capital costs were included in the capital expenditures for the applicable periods included in our consolidated financial statements and notes thereto.

Additionally, we have also disclosed in the same section of the Q2 Form 10-Q that we expect that a planned further expansion of Model 3 manufacturing capacity to rates of 6,000 vehicles per week by late August 2018, and eventually to 10,000 vehicles per week by sometime in 2019, will require limited additional capital expenditures. In future filings, to the best of our ability, we will continue to disclose information about the future capital needs of our business.

3. Please include a discussion of material planned capital expenditures, as well as the timing of such expenditures, associated with the expansion of Gigafactory 1, ramping production at Gigafactory 2, and tooling and manufacturing capital required to introduce new vehicles, energy storage products, and solar products. See Item 303(a)(2) of Regulation S-K and SEC Release No. 33-6835.

We respectfully advise the Staff that as disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” in the Form 10-K, Q1 Form 10-Q and Q2 Form 10-Q, our expectations of our capital expenditures for 2018 at the times of filing such reports were: (i) slightly higher than 2017 (which, as disclosed in the Consolidated Statement of Cash Flows in the Form 10-K, was approximately $3.41 billion), (ii) slightly below $3 billion, and (iii) slightly below $2.5 billion, respectively. Such disclosures reflect the best of our ability to project future material capital expenditures, which is generally limited to the near term at this still-early stage in our life cycle when we have just begun high-volume manufacturing. It is challenging to predict the magnitude and timing of capital expenditures beyond the current fiscal year, or at best, the next four fiscal quarters, because we are still focused on significantly ramping the production rate of our Model 3 vehicle, and the extent of our current operations is still such that the timing and capital-efficiency of our future initiatives will largely depend on the progress of our ongoing Model 3 vehicle production ramp. Furthermore, as such future initiatives are expected to grow the scale of our business by multiples and at a rate that we have not previously experienced, predictions are even more difficult to make at this time.

However, in response to the Staff’s comment, we have included the following disclosure in the Q2 Form 10-Q under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” to discuss our expectations for capital expenditures beyond 2018 to the best of our current ability:

“For the twelve-month period ending June 30, 2019, we expect total capital expenditures to be approximately $2.5 billion. As we continue to expand our existing manufacturing capacity, introduce new products, expand our retail stores, services centers, mobile repair services and Supercharging network, we are utilizing our increasing experience and learnings from past and current product ramps to do so at a level of capital efficiency per dollar of spend that we expect to be significantly greater than historical levels. Moreover, we expect that cash generated from our core operations will generally be sufficient for such future capital expenditures, although we may choose to seek alternative financing sources with respect to certain projects outside of the ordinary course of business. For example, we expect that much of our investment in our Gigafactory 3 to be constructed in Shanghai, China will be funded through indebtedness arranged through local financial institutions.”

In future filings, to the best of our ability, we will continue to disclose information about future material planned capital expenditures as well as the timing of such expenditures.

4. We note that some of the $2.04 billion of unused committed amounts as of December 31, 2017 and the $1.96 billion of unused committed amounts as of March 31, 2018 under your credit facilities and financing funds are subject to satisfying specific conditions prior to draw-down. Please describe the specific conditions that must be satisfied before the funds can be used. In addition, disclose any restrictions on the use of available funds. See Item 303(a)(1) of Regulation S-K.

We respectfully advise the Staff that with respect to our disclosure obligations pursuant to Item 303(a)(1) of Regulation S-K, there have not been, as of the filing of the Form 10-K, the Q1 Form 10-Q or the Q2 Form 10-Q, any known demands, commitments, events or uncertainties with respect to these facilities or funds that were or are likely to result in our liquidity thereunder increasing or decreasing in a material way. However, in response to the Staff’s comment, we have included the following disclosure in the Q2 Form 10-Q under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources”:

“In addition, we had $1.31 billion of unused committed amounts under our credit facilities and financing funds, some of which are subject to satisfying specified conditions prior to draw-down (such as pledging to our lenders sufficient amounts of qualified receivables, inventories, leased vehicles and our interests in those leases, solar energy systems and the associated customer contracts, our interests in financing funds or various other assets; and contributing or selling qualified solar energy systems and the associated customer contracts or qualified leased vehicles and our interests in those leases into the financing funds). Upon the draw-down of any unused committed amounts, there are no restrictions on the use of such funds for general corporate purposes.”

As appropriate, we will make similar disclosures regarding any material conditions that must be satisfied before any committed funds under our credit facilities or financing funds may be used, or any material restrictions on their use, in future filings.

5. We note that you will need significant capital to continue research and development projects, establish sales, delivery and service centers, and continue to significantly increase the number of Supercharger stations and connections. Please provide an estimate of the amount of capital necessary to accomplish these goals as well as the timing of such costs. See Item 303(a)(2) of Regulation S-K.

We respectfully refer the Staff to our response to the Staff’s comment number 3 above, including the additional disclosure we included under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” in the Q2 Form 10-Q. Our future capital spend on research and development projects, sales, delivery and service centers, Supercharger stations and connectors will also depend in large part on the progress of our ongoing Model 3 ramp, and therefore making predictions as to timing and magnitude in any particular period other than the near term is difficult at this time.

Contractual Obligations, page 58

6. We note that the amounts reported in the table of contractual obligations for long-term debt and capital lease obligations due in 2018 do not agree to the corresponding amounts reported on the balance sheet as current portion of long-term debt and capital leases. Please reconcile the difference and to the extent deemed necessary, provide footnotes to the table to describe any pertinent data necessary for an understanding of the timing and amount of the specified contractual obligations. See Item 303(a)(5) of Regulation S-K.

We respectfully advise the Staff that we have presented in the Form 10-K the table of contractual obligations as required pursuant to Item 303(a)(5) of Regulation S-K and that the amounts of “long-term debt” and “capital lease obligations, including interest” presented therein as due in 2018 (the sum of which corresponds to (h) in the table below) are calculated differently from the “current portion of long-term debt and capital leases” balance on the Consolidated Balance Sheet ((a) in the table below) in the Form 10-K, as follows. First, the “capital lease obligations, including interest” amount in the table of contractual obligations included projected interest payments ((b) in the table below), while the Consolidated Balance Sheet did not. In addition, the amount of “long-term debt” due in 2018 presented in the table of contractual obligations included the “current portion of solar bonds and promissory notes issued to related parties” balance on the Consolidated Balance Sheet ((c) in the table below), projected interest payments ((d) in the table below), and voluntary early repayments under the Credit Agreement ((e) in the table below) and the Warehouse Agreements ((f) in the table below), while the current classification of debt on the Consolidated Balance Sheet did not. Furthermore, the “current portion of long-term debt and capital leases” balance on the Consolidated Balance Sheet was net of the current portion of contra-debt ((g) in the table below), while the table of contractual obligations was not since contra-debt balances will not be forgiven. For the Staff’s reference, we are providing below a table reconciling the above differences as of December 31, 2017 (in thousands):

(a)	Current portion of long-term debt and capital leases (1)	$796,549
(b)	Capital lease interest due in 2018 (2)	30,480
(c)	Current portion of solar bonds and promissory notes issued to related parties (1)	100,000
(d), (g)	Debt interest due in 2018 & current portion of contra-debt	339,432
(e)	Voluntary early repayments under the Credit Agreement (3)	1,109,000
(f)	Voluntary early repayments under the Warehouse Agreements (4)	258,218
(h)	Total capital lease obligations, including interest, & long-term debt, including interest, due in 2018	$2,633,679

(1)	From the Consolidated Balance Sheet
(2)	Calculated based on the future minimum commitments table in Note 17, Commitments and Contingencies, of the Form 10-K
(3)	Assumes all outstanding principal will be voluntarily repaid within 12 months following December 31, 2017
(4)	Represents the principal amount repaid during 2018 prior to the filing of the Form 10-K (see Note 24, Subsequent Events, of the Form 10-K) that was in excess of the required principal repayment amount

In response to the Staff’s comment, the Company will append a footnote to all future reports that include a table of contractual obligations to describe the reconciling items noted above.

7. We note in your response to the staff dated May 24, 2017 that future interest payments pertaining to long-term debt are included in the amounts disclosed in your contractual obligations table and that you would modify the line caption as “Long-term debt, including scheduled interest” to clarify this point in future filings; however, we are unable to locate this revised presentation. Please revise.

We respectfully advise the Staff that this line caption was an unintentional omission, but the scheduled interest was in fact included in the long-term debt amounts. In future filings that include a table of contractual obligations, we will modify the line caption in accordance with your comment.

Report of Independent Registered Public Accounting Firm, page 60

8. We note reference to the report of other auditors with respect to the December 31, 2016 balance sheet. Please provide the separate audit report being referenced in accordance with Article 2-05 of Regulation S-X.

We respectfully advise the Staff that the separate audit report with respect to the December 31, 2016 balance sheet was filed as Exhibit 99.1, titled “Certain Excerpts from Annual Report on Form 10-K of SolarCity,” to the Form 10-K, incorporated by reference to Exhibit 99.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Note 2: Summary of Significant Accounting Policies

Warranties, page 79

9. We note in your response to the staff dated May 24, 2017 that expanded disclosure would be provided on recalls if related costs are material to your financial statements. We note recalls occurred during 2017 and reports of an additional recall in 2018. Please tell us your consideration of including an accounting policy for recall costs.

We respectfully advise the Staff that all vehicle recalls to date have only resulted in immaterial costs to us. In response to the Staff’s comment, we have clarified that accrued warranty costs include estimated costs of recalls in our disclosure of our warranty accounting policy under the heading “Summary of Significant Accounting Policies—Warranties” in Note 2 to our consolidated financial statements included in the Q2 Form 10-Q.

We appreciate the Staff’s comments and request that the Staff contact the undersigned with any questions regarding this letter at (510) 602-3359.

Sincerely,

/s/ M. Yun Huh

M. Yun Huh

Associate General Counsel

cc:	Deepak Ahuja, Chief Financial Officer Dave Morton, Chief Accounting Officer Todd Maron, General Counsel Phil Rothenberg, Vice President, Legal

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